14047860

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanley Laman Group Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1235 Westlakes Drive, Suite 295
(No. and Street)

Berwyn (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Laman 610-993-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

7535 Windsor Drive, Suite 300, Allentown (Address) (City) PA (State) 18195 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. Laman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanley Laman Group Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Member
Title

[signature: Michelle Koran]
Notary Public

NOTARIAL SEAL
MICHELLE KORAN
Notary Public
TREDYFFRIN TWP., CHESTER COUNTY
My Commission Expires Aug 14, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stanley Laman Group Securities, LLC

Statement of Financial Condition

December 31, 2013

Stanley Laman Group Securities, LLC

Table of Contents
December 31, 2013

ParenteBeard

Independent Auditor's Report

To the Members
Stanley Laman Group Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Stanley Laman Group Securities, LLC as of December 31, 2013 and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United Stated of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Stanley Laman Group Securities, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

ParenteBeard LLC

Allentown, Pennsylvania
February 27, 2014

Stanley Laman Group Securities, LLC

Statement of Financial Condition
December 31, 2013

Assets

Assets		
Cash and cash equivalents	$	110,082
Commissions receivable		4,545
Prepaid expenses		17,117
Total assets	$	131,744

Liabilities and Members' Equity

Liabilities		
Commissions payable	$	4,500
Members' Equity		127,244
Total liabilities and members' equity	$	131,744

See notes to financial statements

1. Business Activity and Organization

Stanley Laman Group Securities, LLC (the "Company") was formed in April 2002 for the purpose of providing broker-dealer services in variable life insurance. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Agency (FINRA).

The Company is affiliated with another entity under common control and ownership. All revenue generated is the result of its affiliation with this other entity.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three (3) months or less to be cash equivalents.

Securities Owned

Investments are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 320, *Investments.* Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded using the specific identification method on a trade-date basis.

Commissions Receivable

Commissions receivable are stated at their outstanding balances. The Company considers commissions receivable to be fully collectable. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when the determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The allowance for doubtful accounts receivable was $-0- at December 31, 2013.

Revenue Recognition

Insurance commissions are recognized as revenue when (i) the policy application is substantially complete, (ii) the premium is paid and (iii) the insured party is contractually committed to the purchase of the insurance policy.

Income Taxes

In lieu of corporate income taxes, the members of a limited liability corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for corporate income taxes is included in these financial statements.

The Company follows the provisions of FASB ASC 740, *Income Taxes*. This standard provides guidance on accounting for income taxes, including uncertain tax positions.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions. The Company is no longer subject to income tax audits for years before 2010.

Concentrations of Credit Risk

The Company maintains cash balances at a financial institution located in the Philadelphia area. Non-interest bearing cash accounts are currently fully insured by the Federal Deposit Insurance Corporation ("FDIC") through December 31, 2013.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2013; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2013 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through February 27, 2014, the date the financial statements were available to be issued.

3. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. Related Party Transactions

The Company shares office space with an affiliate under common control and ownership. During 2013, the Company paid fees of $12,000 to the affiliate for its allocated share of rent, utilities and office expenses. The fees are based on the affiliate's estimate of expenses incurred related to the resources utilized by the Company. Management believes that these estimates were made on a reasonable basis. However, the fees are not necessarily indicative of the level of expenses that might have been incurred had the Company contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The fees and expenses charged by the affiliate are subject to change.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company's net capital was $107,238, which was $102,238 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.04:1 at December 31, 2013.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(1), which relates to the maintenance of special accounts for the exclusive benefits of customers.

6. Commitments and Contingencies

The Company is subject to claims and legal proceedings which arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Transactions entered into as of December 31, 2013 settled with no adverse effect on the Company's financial condition.